Exhibit (a)(3)

AMENDMENT

TO

CERTIFICATE OF INCORPORATION

POPULAR TOTAL RETURN FUND, INC.

FIRST: On August 19, 2016, the Board of Directors of the Corporation (the “Board”) adopted resolutions to amend Article FIFTH of the Amended and Restated Certificate of Incorporation of the Corporation (the “Certificate”) in order to reclassify certain shares of the Corporation into a new class of shares titled “Advisor Class Shares.”

SECOND: the amendments to the Certificate have been adopted in accordance with 4.01(E) of the Puerto Rico General Corporations Act, as amended.

THIRD: That Article 5(A) of the Certificate of Incorporation of the Corporation is hereby amended to read in its entirety as follows:

“A.     The total number of shares of all classes of stock which the Corporation shall have the authority to issue is two billion twenty (2,000,000,020) shares of Common Stock with a par value of one cent ($0.01) per share, consisting of (i) one billion (1,000,000,000) shares of redeemable Class A Common Stock; (ii) seven hundred fifty million (750,000,000) shares of redeemable Advisor Class Common Stock;; (iii) twenty (20) shares of non-redeemable Class C Common Stock; and (iv) two hundred fifty million (250,000,000) shares of redeemable Class D Common Stock (collectively, the “Common Stock”).”

FOURTH: That Article 5(D)(i) and (ii) of the Amended and Restated Certificate of Incorporation of Popular Total Return Fund are hereby amended in order to read in their entirety as follows:

“(i)     The Class A shares and Advisor Class Shares shall be subject to such front-end sales loads or such contingent deferred sales charges or redemption fees as may be established by the Board of Directors from time to time and as set forth in the then current prospectus;

(ii)     Expenses related solely to the Class A or Advisor Class shares (including, without limitation, distribution expenses under the distribution plan approved by the Board of Directors and administrative expenses under an administration, management or service agreement, plan or other arrangement, however designated, which may differ among the Class A and Advisor Class shares) as indicated in the current prospectus for such shares shall be borne by the class indicated in said prospectus and shall be appropriately reflected (in the manner determined by the Board of Directors as reflected in said prospectus) in the net asset value, dividends, distribution and liquidation of said class.”